SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549




                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                               THE OILGEAR COMPANY
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                   678042 10 2
                                   (CUSIP No.)


                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]   Rule 13d-1(b)

         [X]   Rule 13d-1(c)

         [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  678042 10 2
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(1)      NAME OF REPORTING PERSON.          Thomas J. Price
------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX          (a) [ ]
         IF A MEMBER OF A GROUP.            (b) [ ]
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(3)      SEC USE ONLY.
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(4)      CITIZENSHIP OR PLACE
         OF ORGANIZATION.                   United States of America
------------------------------------------------------------------------------

NUMBER OF SHARES      (5)      SOLE VOTING POWER.              60,392*
BENEFICIALLY          (6)      SHARED VOTING POWER.           295,205*
OWNED BY EACH         (7)      SOLE DISPOSITIVE POWER.         60,392*
REPORTING             (8)      SHARED DISPOSITIVE POWER.      295,205*
PERSON WITH:
------------------------------------------------------------------------------

(9)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON.                      355,597*
------------------------------------------------------------------------------

(10)     CHECK IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES.  [ ]

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(11)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9).                                  18.09%*
------------------------------------------------------------------------------

(12) TYPE OF REPORTING PERSON.                                IN
------------------------------------------------------------------------------

* See Note 4 below.


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


                                  SCHEDULE 13G
                                 THOMAS J. PRICE
                               THE OILGEAR COMPANY

ITEM 1.

         (a)      NAME OF ISSUER:
                  --------------

                  The Oilgear Company

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  -----------------------------------------------

                  2300 South 51st Street
                  P.O. Box 343924
                  Milwaukee, WI  53234-3924


ITEM 2.

         (a)      NAME OF PERSON FILING:
                  ---------------------

                  Thomas J. Price

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  -----------------------------------------------------------

                  c/o The Oilgear Company
                  2300 South 51st Street
                  P.O. Box 343924
                  Milwaukee, WI  53234-3924

         (c)      CITIZENSHIP:
                  -----------

                  United States of America

         (d)      TITLE OF CLASS OF SECURITIES:
                  ----------------------------

                  Common Stock, $1.00 par value

         (e)      CUSIP NO.:
                  ---------

                  678042 10 2


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


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ss.ss. 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE
                           ACT (15 U.S.C. 78o).

         (b)      [ ]      BANK AS DEFINED IN SECTION 3(a)(6) OF THE ACT (15
                           U.S.C. 78c).

         (c)      [ ]      INSURANCE COMPANY AS DEFINED IN SECTION 3(a)(19) OF
                           THE ACT (15 U.S.C. 78c).

         (d)      [ ]      INVESTMENT  COMPANY  REGISTERED UNDER SECTION 8 OF
                           THE INVESTMENT COMPANY ACT (15 U.S.C. 80a-8).

         (e)      [ ]      AN INVESTMENT ADVISER IN ACCORDANCE WITH
                           ss. 240.13d-1(b)(1)(ii)(E).

         (f)      [ ]      AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN
                           ACCORDANCE WITH ss.240.13d-1(b)(1)(ii)(F).

         (g)      [ ]      A PARENT HOLDING COMPANY OR CONTROL PLAN, IN
                           ACCORDANCE WITH ss. 240.13d-1(b)(1)(ii)(G). (NOTE:
                           SEE ITEM 7).

         (h)      [ ]      A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(b)
                           OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C.
                           1813).

         (i)      [ ]      A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF
                           AN INVESTMENT COMPANY UNDER SECTION 3(c)(14) OF THE
                           INVESTMENT COMPANY ACT OF 1940 (15 U.S.C. 80a-3)

         (j)      [ ]      GROUP, IN ACCORDANCE WITH ss. 240.13d-1(b)(1)(ii)(J).

         Not Applicable.


ITEM 4.           OWNERSHIP (AT DECEMBER 31, 2003).

         (a)      AMOUNT BENEFICIALLY OWNED:
                  -------------------------

                  355,597 shares (The undersigned declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this statement as to which the undersigned shares the power to vote or direct the vote or the power to dispose or direct the disposition of or as to those held by the undersigned's spouse.)

         (b)      PERCENT OF CLASS:
                  ----------------

                  18.09% (based upon 1,957,898 shares of Common Stock outstanding at December 31, 2003 and exercisable options for 7,857 additional shares).

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  --------------------------------------------

                      (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                                    60,392 shares (includes options to purchase
                                    7,857 shares exercisable currently or within 60 days after December 31, 2003 33,708 shares allocated to the account of the undersigned in The Oilgear Savings Plus Plan (401(k) plan), 6,025 shares allocated to the account of the undersigned in The Oilgear Company Stock Retirement Plan and 435 shares held by the undersigned's spouse).

                     (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                                    295,205 shares (includes 58,650 shares held by the Oilgear Ferris Foundation, Inc., a private charitable foundation funded by The Oilgear Company, and 236,555 shares held in the Oilgear Salaried Retirement Plan as to each of which Mr. Price shares voting and investment power with another officer of The Oilgear Company). (The amendment filed on February 17, 2004 inadvertently reported the shares in the The Oilgear Salaried Requirement Plan as 287,607. This amendment is being filed to correct that number.)

                    (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                    60,392 shares (includes options to purchase
                                    7,857 shares exercisable currently or within 60 days after December 31, 2003, 33,708 shares allocated to the account of the undersigned in The Oilgear Savings Plus Plan (401(k) plan), 6,025 shares allocated to the account of the undersigned in The Oilgear Company Stock Retirement Plan and 435 shares held by the undersigned's spouse).

                     (iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF

                                    295,205 shares (includes 58,650 shares held by the Oilgear Ferris Foundation, Inc., a private charitable foundation funded by The Oilgear Company, and 236,555 shares held in the Oilgear Salaried Retirement Plan as to each of which Mr. Price shares voting and investment power with another officer of The Oilgear Company). (The amendment filed on February 17, 2004 inadvertently reported the shares in the The Oilgear Salaried Requirement Plan as 287,607. This amendment is being filed to correct that number.)


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING: [ ]


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


ITEM 10.          CERTIFICATION.

                  Not Applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: February 24, 2004



                                                    /s/ Thomas J. Price
                                                    ----------------------------
                                                    Thomas J. Price
























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